

08030550

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3234-0123
Expires: October 31, 2004
Estimated average burden hours per response.... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

SEC FILE NUMBER
8- 65469

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/07** (MM/DD/YY) AND ENDING **12/31/07** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
JSI Transaction Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7852 Walker Drive, Suite 200
(No. and Street)

Greenbelt	**MD**	**20770**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Leo Staurulakis **(301) 459-7590**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

2120 Powers Ferry Road, Suite 350	**Atlanta**	**Georgia**	**30339**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JD 3/12/08

OATH OR AFFIRMATION

I, **Leo Staurulakis**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

JSI Transaction Advisors, LLC, as

of **December 31**, **2007**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SARAH L. HOWARD
NOTARY PUBLIC STATE OF MARYLAND
My Commission Expires December 18, 2011

Signature

CHAIRMAN
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).*

JSI TRANSACTION ADVISORS, LLC
FINANCIAL STATEMENT AND SCHEDULES

For the Year Ended
December 31, 2007
With Independent Auditor's Report

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT

To the Member
of JSI Transaction Advisors, LLC

We have audited the accompanying statement of financial condition of JSI Transaction Advisors, LLC as of December 31, 2007 and the accompanying statements of operations, cash flows and member's equity for the year then ended that you are filing pursuant to Rule 17a-5 of the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position, results of operations and cash flows of JSI Transaction Advisors, LLC as of December 31, 2007 and for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole.

Rubio CPA, PC

RUBIO CPA, PC

February 12, 2008
Atlanta, Georgia

JSI TRANSACTION ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2007

ASSETS

Cash and cash equivalents	$ 1,178,963
Accounts receivable	80,636
Prepaid expenses	5,423
Total assets	$ 1,265,022

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts payable	$ 1,050
Due to Parent	12,044
Total liabilities	13,094
Member's equity	1,251,928
Total liabilities and member's equity	$ 1,265,022

The accompanying notes are an integral part of these financial statements.

JSI TRANSACTION ADVISORS, LLC
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2007

REVENUES:	
Investment banking	$ 2,072,567
Interest income	12,758
Other	35,000
Total revenue	2,120,325
EXPENSES:	
Compensation and benefits	153,454
Regulatory fees	4,705
Occupancy	11,330
Other operating expenses	57,835
Total expenses	227,324
NET INCOME	$ 1,893,001

The accompanying notes are an integral part of these financial statements.

JSI TRANSACTION ADVISORS, LLC
STATEMENT OF MEMBER'S EQUITY
For the Year Ended December 31, 2007

	Paid In Capital	Retained Earnings	Total
Balance, December 31, 2006	$ 31,492	$ 267,435	$ 298,927
Net income		1,893,001	1,893,001
Distributions to members		(940,000)	(940,000)
Balance, December 31, 2007	$ 31,492	$ 1,220,436	$ 1,251,928

The accompanying notes are an integral part of these financial statements.

JSI TRANSACTION ADVISORS, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2007

	2007
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 1,893,001
Adjustments to reconcile net income to net cash provided by operating activities:	
Decrease in prepaid expenses	3,530
Decrease in due to Parent	(17,060)
Decrease in accounts receivable	196,368
Decrease in accounts payable	(1,251)
Net cash provided by operating activities	2,074,588
CASH FLOWS FROM FINANCING ACTIVITIES:	
Distributions to member	(940,000)
Net cash used in financing activity	(940,000)
NET INCREASE IN CASH	1,134,588
CASH AND CASH EQUIVALENTS:	
Beginning of year	44,375
End of year	$ 1,178,963

The accompanying notes are an integral part of these financial statements.

JSI TRANSACTION ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2007

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: JSI Transaction Advisors, LLC was organized as a Maryland Limited Liability Company in July 2002. The Company is an independent registered broker-dealer and subject to regulation by the Securities and Exchange Commission, the Financial Industry Regulatory Authority and various states. The Company's business is to act as a broker and advisor in merger and acquisition transactions for private companies.

The Company is wholly-owned by JSI Capital Advisors, LLC ("Parent" or "Member") that provides the Company with office facilities and administrative services in exchange for fees.

Income Taxes: The Company has elected to be a Limited Liability Company that is taxed as a sole proprietorship under Internal Revenue Code regulations. Therefore, the income or losses of the Company flow through to and are taxable to its Parent and no liability for income taxes is reflected in the accompanying financial statements.

Estimates: The preparation of financial statements in accordance with generally accepted accounting principles requires the use of estimates in determining assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

Cash and Cash Equivalents: The Company considers deposits with maturities of ninety days or less to be cash and cash equivalents.

The Company maintains its cash and cash equivalents in a high credit quality bank. Balances at times may exceed federally insured limits.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $1,156,826, which was $1,151,826 in excess of its required net capital of $5,000 and the ratio of aggregate indebtedness to net capital was .01 to 1.0.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company is dependent upon referrals from its Parent for its investment banking customers.

The Company occupies office facilities and is provided general and administrative services by its Parent in exchange for monthly management fees.

The Company receives invoices for office facilities and administrative services each month from the Parent based on a reasonable estimate of the percentage of time spent by officers and employees on the Company's business. Management fees paid for the year ended December 31, 2007 were approximately $163,000.

Financial position and results of operations would differ from the amounts in the accompanying financial statements if these transactions with the Parent did not exist.

NOTE 4 – CONCENTRATIONS

Substantially all revenues earned during 2007 were from two customers.

JSI TRANSACTION ADVISORS, LLC

Supplementary Information
Pursuant to Rule 17(a)-5 of the
Securities Exchange Act of 1934

December 31, 2007

The accompanying schedule is prepared in accordance with the requirements and general format of FOCUS Form X-17 A-5.

JSI TRANSACTION ADVISORS, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934

December 31, 2007

Net Capital	
Total member's equity qualified for net capital	$ 1,251,928
Deduction for non-allowable assets:	
Prepaid expenses	(5,423)
Accounts receivable	(80,636)
Net capital before haircuts	1,165,869
Less early withdrawal penalty	(9,043)
Less haircuts	-
Net capital	1,156,826
Minimum net capital required	5,000
Excess net capital	$ 1,151,826
Aggregate Indebtedness:	
Liabilities	$ 13,094
Ratio of aggregate indebtedness to net capital	.01 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2007

There is no significant difference between net capital reported in Part IIA of Form X-17A-5 as of December 31, 2007 and net capital as reported above.

JSI TRANSACTION ADVISORS, LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3 AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
DECEMBER 31, 2007

The Company is not required to file the above schedules pursuant to Securities and Exchange Commission Rule 15c3-3(k)(2)(i).

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17a-5

To the Member of
JSI Transaction Advisors, LLC:

In planning and performing our audit of the financial statements of JSI Transaction Advisors, LLC for the year ended December 31, 2007 we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by JSI Transaction Advisors, LLC that we considered relevant to the objective stated in Rule 17a-5(g). We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company related to the following: (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, which we consider to be material weaknesses as defined above.

These conditions were considered in determining the nature, timing and extent of procedures performed in our audit of the financial statements for the year ended December 31, 2007 and this report does not effect our report thereon dated February 12, 2008.

In addition, no facts came to our attention indicating that the exemptive provision of Rule 15c3-3 had not been complied with during the year.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Security Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

February 15, 2008
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC


END